UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Tallgrass Energy GP, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

James J. Connors, II

c/o Kelso & Company

320 Park Avenue, 24th Floor

New York, New York 10022

Telephone: (212) 751-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	Names of Reporting Persons Kelso GP VIII, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of the Class A shares representing limited partner interests of the Issuer (“Class A shares”) referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares representing limited partner interests of the Issuer (“Class B shares”) owned of record by KIA VIII (Rubicon), L.P. (“KIA VIII”) and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV (Rubicon), LLC (“KEP VI AIV”), which are exchangeable for Class A shares as described herein. Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015 (the “Partnership Agreement”), KIA VIII and KEP VI AIV will each have the right, at any time following the expiration of a lock-up period and from time to time, to immediately exchange (the “Exchange Right”) Class B shares and a corresponding number of Units of limited liability company interest (the “Units”) in Tallgrass Equity, LLC (each Class B share and Unit so exchanged, together, an “Exchange Unit”), for a like number of Class A shares, not to exceed, in the aggregate, the total number of Exchange Units held by KIA VIII or KEP VI AIV, as applicable. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, dated November 17, 2016, by and among the Issuer, KIA VIII, KEP VI AIV and the other parties named therein (the “Underwriting Agreement”), which is filed with this Schedule 13D/A as Exhibit 99.8 hereto and incorporated herein by reference, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons KIA VIII (Rubicon) GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons KIA VIII (Rubicon), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons KEP VI AIV (Rubicon), LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Frank T. Nickell

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Thomas R. Wall, IV

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons George E. Matelich

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Michael B. Goldberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons David I. Wahrhaftig

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Frank K. Bynum, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Philip E. Berney

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Frank J. Loverro

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons James J. Connors, II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Church M. Moore

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Stanley de J. Osborne

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Christopher L. Collins

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Anna Lynn Alexander

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Howard A. Matlin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons John K. Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Henry Mannix, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Matthew S. Edgerton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

CUSIP No. 874696 107

1	Names of Reporting Persons Stephen C. Dutton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 35,081,202 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 35,081,202 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,081,202 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 37.7%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 29,878,778 Class B shares owned of record by KIA VIII and (ii) 5,202,424 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer pursuant to the Underwriting Agreement, and assuming the Reporting Persons’ exercise of the Exchange Right in full. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238  newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 22.3% of the Class A shares.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D, dated May 22, 2015, as amended and supplemented to date.

Item 2. Identity and Background.

Item 2 is hereby amended as followed:

The information below regarding Matthew S. Edgerton and Stephen C. Dutton is added to table of “Reporting Persons,” and both Mr. Edgerton and Mr. Dutton are to be considered “Reporting Persons” for purposes of this Schedule 13D and any amendment thereto.

Name	Principal and Business Occupation	Jurisdiction of Organization/Citizenship
Matthew S. Edgerton	Managing Director of Kelso & Company	United States of America
Stephen C. Dutton	Managing Director of Kelso & Company	United States of America

The fifth paragraph is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this Schedule 13D as Exhibit 99.7 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person and such beneficial ownership is expressly disclaimed.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by inserting the following information:

On November 17, 2016, KIA VIII and KEP VI AIV agreed to sell 4,308,339 Class A shares and 750,158 Class A shares, respectively, at a price of $21.846 per share (representing the gross proceeds per Class A share sold in the Offering less the underwriting discount) (the “Offering”) to Goldman, Sachs & Co. (the “Underwriter”) pursuant to the terms and conditions of the Underwriting Agreement. The sale was consummated on November 22, 2016.

Pursuant to the Underwriting Agreement, the Issuer has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, the Issuer will not, during the period ending 120 days after the date of the final prospectus: (i) offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Issuer or any affiliate of the Issuer or any person in privity with the Issuer or any affiliate of the Issuer) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other Class A Shares or any securities convertible into, or exercisable, or exchangeable for, Class A Shares; or (ii) publicly announce an intention to effect any such transaction.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) KIA VIII owns of record 29,878,778 Class B shares and KEP VI AIV owns of record 5,202,424 Class B shares, which, based on the total number of Class A shares (58,075,000) issued and outstanding as of November 22, 2016, the closing date of the offering of Class A shares of the Issuer, and assuming the Reporting Persons’ exercise of the Exchange Right in full, represents 32.1% and 5.6% of the outstanding Class A shares (on an as-converted basis assuming full exercise of the Reporting Persons’ Exchange Right. This calculation does not include exchange of the 64,073,238 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 64,073,238 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent an aggregate of approximately 22.3% of the Class A shares.

Kelso GP VIII, LLC (“GP VIII, LLC”) is the general partner of KIA VIII (Rubicon) GP, L.P. (“GP VIII, L.P.” and, together with GP VIII, LLC, the “Kelso GPs”). GP VIII, L.P. is the general partner of KIA VIII. Neither of the Kelso GPs owns of record any Class B shares or other equity of the Issuer. However, GP VIII, LLC and GP VIII, L.P. could be deemed to share beneficial ownership of securities owned of record or deemed to be beneficially owned by KIA VIII. GP VIII, LLC and GP VIII, L.P. each disclaim beneficial ownership of all of the securities reported herein pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

KIA VIII and KEP VI AIV, due to their common control, could be deemed to beneficially own each of the other’s securities. KIA VIII and KEP VI AIV each disclaim beneficial ownership of all of the securities deemed to be beneficially owned by the other pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Neither of the Kelso GPs owns of record any Class B shares or other equity of the Issuer. However, the Kelso GPs and KEP VI AIV, due to their common control, could be deemed to beneficially own each of the other’s securities. The Kelso GPs and KEP VI AIV each disclaim beneficial ownership of all of the securities owned of record or deemed to be beneficially owned by the other or owned of record by KIA VIII pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

None of Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore, Stanley de J. Osborne, Christopher L. Collins, A. Lynn Alexander, Howard A. Matlin, John K. Kim, Henry Mannix, III, Matthew S. Edgerton and Stephen C. Dutton (the “Kelso Individuals”) owns of record any Class B shares or other equity of the Issuer. However, the Kelso Individuals could be deemed to share beneficial ownership of securities owned of record by KIA VIII and KEP VI AIV or deemed to be beneficially owned by GP VIII, LLC or GP VIII, L.P., by virtue of their status as managing members of KEP VI AIV and of GP VIII, LLC. The Kelso Individuals each disclaim beneficial ownership of such securities pursuant to Rule 13d-4 under the Act, and this report shall not be deemed to be an admission that any of the Kelso Individuals is the beneficial owner of these securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by KIA VIII and KEP VI AIV, solely with respect to their respective holdings of the Class B shares that they own of record) that it is the beneficial owner of any of the Class B shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by KIA VIII and KEP VI AIV, solely with respect to their respective holdings of the Class B shares that they own of record).

(b) The information set forth in Items 7 through 11 of the cover pages hereto and the information set forth in Item 2 hereof are incorporated herein by reference.

(c) The information set forth in Item 4 hereof is incorporated herein by reference. Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) Class B shares are not entitled to receive distributions, and are not registered under the Securities Act of 1933, as amended, and as such are subject to restrictions on transfer. Subject to the foregoing, and taking into account the Exchange Rights with respect to the Class B shares, the Reporting Persons have the right to receive distributions on Class A shares received in exchange for, and the proceeds from the sale of, the Class B shares reported by such Reporting Persons on the cover pages of this Schedule 13D and in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

The paragraph beginning with “Shareholder Lock-Up Agreement” is hereby deleted in its entirety.

Item 6 is hereby amended by inserting the following information:

The information set forth in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits in numerical order:

Exhibit 99.7	Joint Filing Agreement, dated November 23, 2016.

Exhibit 99.8

Underwriting Agreement, dated November 17, 2016, by and among Tallgrass Energy GP, LP, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass Holdings, LLC, Wylie Ventures, LLC, Hobbs Ventures, LLC and Goldman, Sachs & Co.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 23, 2016

Kelso GP VIII, LLC

By:	/s/ Howard A. Matlin
Howard A. Matlin
its Managing Member

KIA VIII (Rubicon) GP, L.P.

By:	Kelso GP VIII, LLC,
its general partner

By:	/s/ Howard A. Matlin
Howard A. Matlin
its Managing Member

KIA VIII (Rubicon), L.P.

By:	KIA VIII (Rubicon) GP, L.P.,
its general partner

By:	Kelso GP VIII, LLC,
its general partner

By:	/s/ Howard A. Matlin
Howard A. Matlin
its Managing Member

KEP VI AIV (Rubicon), LLC

By:	/s/ Howard A. Matlin
Howard A. Matlin
its Managing Member

Frank T. Nickell

*

Thomas R. Wall, IV

*

George E. Matelich

*

Michael B. Goldberg

*

David I. Wahrhaftig

*

Frank K. Bynum, Jr.

*

Philip E. Berney

*

Frank J. Loverro

*

James J. Connors, II

*

Church M. Moore

*

Stanley de J. Osborne

*

Christopher L. Collins

*

A. Lynn Alexander

*

Howard A. Matlin

/s/ Howard A. Matlin

John K. Kim

*

Henry Mannix, III

*

Matthew S. Edgerton

*

Stephen C. Dutton

*

*By:	/s/ Howard A. Matlin
Howard A. Matlin
Attorney-in-Fact**

** The Powers of Attorney filed with the Securities and Exchange Commission with the Forms 3, dated May 11, 2015, in respect of the securities of Tallgrass Energy GP, LP by Kelso GP VIII, LLC, KIA VIII (Rubicon) GP, L.P., KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore, Stanley de J. Osborne, Christopher L. Collins, A. Lynn Alexander, Howard A. Matlin, John K. Kim and Henry Mannix, III and the Powers of Attorney filed with the Securities and Exchange Commission with the Forms 3, dated March 21, 2016, in respect of the securities of Tallgrass Energy GP, LP by Matthew S. Edgerton and Stephen C. Dutton are hereby incorporated by reference.

EXHIBIT INDEX

Exhibit 99.7	Joint Filing Agreement, dated November 23, 2016.

Exhibit 99.8

Underwriting Agreement, dated November 17, 2016, by and among Tallgrass Energy GP, LP, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass Holdings, LLC, Wylie Ventures, LLC, Hobbs Ventures, LLC and Goldman, Sachs & Co.